Exhibit (a)(1)(xii)

Email Title: Update on the Stock Option Exchange Program

Dear Domino’s Pizza Stock Option Holder:

We are pleased to announce that on Tuesday, April 28, the Domino’s Pizza shareholders approved the proposal relating to the Stock Option Exchange Program by an overwhelming majority of almost 75%.

However, the recent significant increase in our stock price has impacted the original assumptions and terms of the Stock Option Exchange Program. Fortunately, the Program was designed to provide flexibility to modify the terms in response to changes in our business as well as general economic conditions. As a result, we have taken advantage of that flexibility and modified the Stock Option Exchange Program:

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The threshold price for eligible options has changed from the original $10.00 to the sum of the closing price of DPZ stock on May 29, 2009, plus $3.50 (For example, if the closing price of DPZ stock is $9.00, the threshold price will be $9.00 plus $3.50, or $12.50 – and only those options equal to or greater than $12.50 will be eligible for the Stock Option Exchange Program.)

•	The offer to exchange is now extended for approximately 4 more weeks.
•	The strike prices of the replacement options and the number of shares of common stock underlying the replacement options will be based upon the closing price of DPZ stock on May 29, 2009.
•	The offer to exchange will expire at 9:00 a.m. Eastern Time on June 1, 2009 and all elections must be received before this time.

The remaining terms of the Stock Option Exchange Program remain unchanged, including the strike price formula, the vesting schedule and exchange ratios relating to the replacement options.

If you have already made your election for the Stock Option Exchange Program and wish to keep your election, you do not need to do anything as a result of this modification. If you have not yet made your election, you need to do so before 9:00 a.m. Eastern Time on Monday, June 1.

To get information about the Stock Option Exchange Program or to make an election, please visit https://dominos.equitybenefits.com or fax your election to 866-886-3242. If you have any questions regarding the Stock Option Exchange Program, please call Meghan Vesey at 734-930-3989 or Joe Abraham at 734-930-3571 or email optionexchange@dominos.com.